Repros Therapeutics Inc.

2408 Timberloch Place, Suite B7

The Woodlands, TX 77380

July 16, 2014

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Repros Therapeutics Inc. (the “Company”)

Registration Statement on Form S-3

Filed July 3, 2014

File No. 333-197253

Dear Mr. Riedler,

The Company has received your July 15, 2014 letter and appreciates the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-described Registration Statement on Form S-3 (the “Form S-3). Listed below is the Staff’s comment (in italics) and the Company’s response:

Exhibit 5.1

1.	We note the language on page 5 of the legal opinion filed as Exhibit 5.1 that the “opinion letter is rendered only to the Company” and that it may not be “furnished to, quoted to or relied upon by any other person, firm or corporation for any purpose.” As highlighted in Section II.B.3.d of the Division of Corporation Finance Staff Legal Bulletin No. 19, this language places an inappropriate limitation on reliance. Please revise Exhibit 5.1 to remove the language quoted above.

Company Response:

The Company is filing Amendment No. 1 to the Form S-3, and attaching thereto, as Exhibit 5.1, a legal opinion revised to comply with the Staff’s comment.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey P. Riedler

Assistant Director

July 16, 2014

If you have any questions with respect to our response or require any additional information, please feel free to call me at 281-719-3454.

Very truly yours,

/s/ Kathi Anderson

Kathi Anderson

Chief Financial Officer

cc:	Justin Chairman, Morgan, Lewis & Bockius LLP